VF 5-8-02

[redacted]

02022450

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 39950

RECEIVED APR 29 2002 WASH. D.C. 152 PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VANGUARD CAPITAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, SUITE 100
(No. and Street)

SAN DIEGO (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS 858-455-5070
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM AND CLARK ACCOUNTANCY GROUP
(Name — *if individual, state last, first, middle name*)

3914 MURPHY CANYON ROAD, SUITE A206 (Address) SAN DIEGO (City) CA (State) 92123 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VANGUARD CAPITAL
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$	750,000
Increases		-
Decreases		-
Balance at December 31, 2001	$	750,000

See notes to financial statements

NASD REGULATION
An NASD Company

RECEIVED
APR 09 2002
BY:

April 8, 2002

SEC MAIL PROCESSING SECTION RECEIVED APR 29 2002 WASH. D.C. 152

Gregory Serras
Chief Executive Officer
Vanguard Capital
4660 La Jolla Village Drive, Suite 100
San Diego, CA 92122

Dear Mr. Serras:

This acknowledges receipt of your December 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain a **Statement of Changes in Liabilities Subordinated to Claims of Creditors.**

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Carol K.S. Weiss, Compliance Examiner, at 213-613-2635.

Sincerely,

Allissa Johnson
Supervisor

Enclosure

cc: Randall Lee
SEC Regional Administrator
Securities & Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Blum and Clark Accountancy Group
3914 Murphy Canyon Road, Suite 206
San Diego, CA 92123